U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               Form 12b-25

                       NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR
For Period Ended:  June 30, 1995


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:  _____________


                     Part I - Registrant Information

Full Name of Registrant:  Chesapeake Utilities Corporation
Address of Principal Executive Office:  861 Silver Lake Boulevard
                                        Dover, DE  19904


Part II - Rules 12b-25(b) and (c)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable


                        Part III - Narrative

The unanticipated unavailability of necessary staff at a crucial juncture in the filing process made us unable to file the June
30, 1995 Form 10-Q within the prescribed period.


                     Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification: Matt Dewey (302) 734-6736

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

[X] Yes
[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes
[ ] No

Changes from the corresponding period for the last fiscal year are explained in the Form 10-Q being filed on this 15th day of August, 1995.

Chesapeake Utilities Corporation has caused this notification to be signed on behalf by the undersigned thereunto duly authorized.

Date:  August 15, 1995
  By:  /s/ John R. Schimkaitis
       -----------------------
       Senior Vice President and Assistant Treasurer
       (Principal Financial and Accounting Officer)